Exhibit 99.1

Oil Search and InterOil Announce Agreements Creating a Platform to Optimise Further LNG Development

SINGAPORE and PORT MORESBY, Papua New Guinea, May 20, 2016 /PRNewswire/ --

  Oil Search and InterOil are pleased to announce that Oil Search proposes to acquire 100% of InterOil (the InterOil Transaction). The InterOil Transaction, which combines two highly complementary companies and offers compelling financial and strategic upside potential for both InterOil and Oil Search shareholders, has been unanimously approved by both boards. The InterOil board unanimously recommends InterOil shareholders approve the InterOil Transaction
  The consideration for InterOil shareholders comprises 8.05 Oil Search shares plus a Contingent Value Right (CVR)[1] for each InterOil share:
    The implied transaction value of the Oil Search share component of the consideration is US$40.25[2] per InterOil share, for a total transaction value of approximately US$2.2[3] billion, which represents a significant premium to InterOil's recent trading prices
    In addition, the CVR entitles holders to a contingent cash payment that is linked to the volume of 2C hydrocarbon gas resource certified to be contained in the Elk-Antelope fields. Each CVR will deliver approximately US$6.05 per InterOil share for each tcfe above 6.2 tcfe gross certified 2C resource in the Elk-Antelope fields, and will be paid in cash upon completion of the certification process. The CVR provides InterOil shareholders with an uncapped additional payment, depending on the size of the certified 2C resources in the Elk-Antelope fields
    Oil Search will also provide InterOil shareholders with a cash alternative for the share component, up to a total of US$770 million, with any cash not taken up by InterOil shareholders to be applied to an Oil Search share buyback following completion of the InterOil Transaction in order to reduce dilution for Oil Search shareholders
  In a separate agreement, Oil Search and Total have executed a Memorandum of Understanding (the Total MoU), under which Oil Search will sell to Total, for cash, 60% of the interest acquired from InterOil in Petroleum Retention Licence (PRL) 15 and 62% of InterOil's exploration assets, subject to closing of the InterOil Transaction and entry into definitive documentation with Total, thereby de-risking the acquisition of InterOil
  Following completion of the InterOil Transaction and the Total MoU (the Agreements), Oil Search's interest in the Papua LNG Project will increase to 29.0% and Total's stake will increase to 48.1% (assuming the PNG government exercises its back-in rights of 22.5%)
  The strategically important Agreements will position the enlarged Oil Search to deliver immediate and material long term value and financial benefits for the shareholders of both Oil Search and InterOil:
    In addition to the significant upfront premium, InterOil shareholders will gain access to the world-class PNG LNG Project, Oil Search's existing stake in the Papua LNG Project, and the potential benefits that are expected from cooperation and/or integration between these two projects
    Oil Search achieves alignment through complementary significant interests in two world-class LNG Projects
    Oil Search's shareholders gain an increased interest in the Papua LNG Project providing the potential to double production by 2022-2023 and growth upside from surrounding exploration acreage while maintaining a strong and flexible balance sheet
    The Agreements provide a pathway to optimise cooperation and/or integration between the Papua LNG Project and the PNG LNG Project driving capital efficiency, superior returns and NAV per share accretion for Oil Search shareholders
    The Agreements provide additional scale to Oil Search, leveraging its high quality, low cost production base, balance sheet strength, excellent growth opportunities and leading in-country relationships
  The InterOil Transaction is expected to close in the third quarter of 2016, subject to InterOil shareholder and court approvals and other customary closing conditions

InterOil Corporation (NYSE: IOC, POMSoX: IOC) (InterOil) and Oil Search Limited (ASX:OSH, POMSoX: OSH) (Oil Search) today announced that they have signed a definitive agreement under which Oil Search will acquire all of the outstanding shares of InterOil.

The InterOil Transaction offers InterOil shareholders the option to receive shares in Oil Search at a significant implied premium to the current InterOil share price, or a cash alternative of up to a total of US$770 million (subject to a pro rata scaleback). In addition, under either scenario, the consideration includes a CVR, which entitles holders to a contingent cash payment that is linked to the volume of 2C hydrocarbon gas resource certified to be contained in the Elk-Antelope fields. The CVR will deliver additional cash of approximately US$6.05 per InterOil share for each tcfe of gross certified gas resources above 6.2 tcfe within the Elk-Antelope fields.

The transaction will result in the combination of two highly complementary companies, offering compelling financial and strategic upside potential for InterOil and Oil Search shareholders.

The combination will create a major independent PNG oil and gas champion and is expected to facilitate cooperation and/or integration of the Papua LNG Project and the PNG LNG Project, unlocking significant value for all stakeholders.

The aggregate consideration for InterOil shareholders, comprising the share consideration and the CVR, implies a significant premium to the InterOil share price, with potentially uncapped upside through the CVR depending on the certified size of the Elk-Antelope resource.

Further, InterOil shareholders will hold an interest in Oil Search's asset base and dividend stream, including the world-class PNG LNG Project and Oil Search's existing stake in PRL 15, and the significant potential benefits that are expected from cooperation and/or integration of, the PNG LNG Project and the Papua LNG Project.

As announced separately, Oil Search has signed a MoU with Total SA (Total) to sell down 60% of the interest acquired from InterOil in PRL 15 and 62% of InterOil's exploration assets (including PRL 39 and four exploration licences). The terms of the sell down will be consistent with the terms of the InterOil Transaction and reflect each party's ownership interest.

Commenting on the Agreements, Oil Search Chairman Rick Lee said:

"Oil Search believes that the acquisition of InterOil represents an excellent outcome for InterOil and Oil Search shareholders and enables both companies to benefit from the value created through the commercialisation of the gas resources in PRL 15. We look forward to welcoming InterOil shareholders onto our register and, together, continuing to grow in PNG."

InterOil Chairman Chris Finlayson said:

"The InterOil board has thoroughly considered this transaction and we believe it delivers significant value to all InterOil shareholders through the opportunity to benefit from ownership of shares in the combined entity at a significant implied premium to the current InterOil share price, while maintaining exposure to the value upside from the certification of Elk-Antelope. In addition, the transaction will enable InterOil shareholders to continue to benefit from the value created through the commercialisation of gas resources along with exposure to Oil Search's portfolio of high quality assets."

Compelling strategic rationale for combined entity
Oil Search and InterOil believe that a combination of the companies will deliver significant benefits to the combined shareholder base.

The Agreements deliver on Oil Search's key strategic objective of commercialising its Highlands and Gulf gas resources, where Oil Search has a major competitive advantage based on its long history of operating in PNG.

The combination of the companies will increase Oil Search's exposure to the world-class Papua LNG Project, which is expected to be the next major LNG development in PNG, as well as strengthening Oil Search's exploration portfolio in the Gulf Province of PNG, which is highly prospective for gas and complements its existing PNG acreage position.

The Agreements are expected to deliver significant value for InterOil, Oil Search and Total shareholders by establishing an aligned partnership. The combined entity and Total expect to focus on development of the Papua LNG Project and to pursue cooperation and/or integration opportunities with the PNG LNG Project, including the possibility of bringing in new partners. Oil Search and InterOil believe the use of existing infrastructure and co-location of plant sites will potentially drive material capex and operating cost savings plus anticipated schedule acceleration, maximising returns for all stakeholders, including the PNG Government, landowners and co-venturers.

Generating maximum shared value through working together is particularly important with extended low oil and gas prices and a challenging near term LNG supply environment.

Oil Search's pro-forma net debt following completion of the Agreements will decrease to approximately US$3.0bn, or approximately US$300m lower than prior to the InterOil Transaction, with liquidity increasing by the same amount[4]. This is more than sufficient to support all anticipated expenditure commitments.

Commenting on the strategic rationale, Oil Search Managing Director Peter Botten said:

"These transactions have strong strategic logic and are consistent with Oil Search's objective to create and deliver value for shareholders. They further our strategy of pursuing and developing LNG opportunities in PNG and cement our position as the premier exploration and production company in PNG.

The InterOil Transaction and the Total MoU together are value accretive and enhance our long-term growth outlook. As Oil Search has an equity interest in both PNG LNG and Papua LNG, we are well placed to work with the PNG Government and the operators of PNG LNG and Papua LNG, ExxonMobil and Total, respectively, to promote the most capital efficient development of PNG's world class gas resources. We note that regardless of whether integration of Papua LNG and PNG LNG is achieved, the standalone development of Papua LNG remains extremely robust."

InterOil Chief Executive Dr. Michael Hession said:

"This transaction provides InterOil shareholders with a significant value premium, it allows them to access the potential uncapped resource upside of Elk-Antelope, and it gives them exposure to a combined company with enhanced scale and balance sheet strength that is set to become a true champion of Papua New Guinea."

Overview of key terms

Under the InterOil Transaction, InterOil shareholders will receive:

  8.05 ordinary shares of Oil Search for each InterOil share (the Share Consideration); or
  InterOil shareholders may elect to receive a cash alternative, up to a total of US$770 million (subject to a pro rata scaleback) (the Cash Alternative); and
  All InterOil shareholders will also receive a CVR which will deliver an additional cash payment of approximately US$6.05 per share for each tcfe gross resource certification of the Elk-Antelope fields above 6.2 tcfe.

(Collectively, the Transaction Consideration)

The implied value of the Share Consideration is US$40.25 per InterOil share based on Oil Search's 10-day volume weighted average price to 19 May 2016.[5]

The CVR entitles InterOil shareholders to receive an uncapped cash payment on the terms set forth above following certification of the 2C resources in the Elk-Antelope fields (currently expected to be completed before the middle of 2017). Subject to ASX confirmation, it is intended that the CVR will be listed as a debt instrument on ASX.

  The cash amount payable on each CVR will be equal to US$0.77 per mcfe on an interest of 40.127529%[6] of any certified 2C resource in the Elk-Antelope fields in excess of 6.2 tcfe

The CVR means that InterOil shareholders will benefit directly from the contingent resource certification payments that would have otherwise been received by InterOil from Total.

Together the Share Consideration and CVR represent a material premium to InterOil's recent trading prices based on a range of Elk-Antelope resource estimates (see below):

US$6.05 per InterOil Share for each Incremental tcfe above 6.2 tcfe

tcfe	6.2	6.5	7.0	7.5	8.0
(Base Volume)
Share Consideration value[7]	$ 40.25	$ 40.25	$ 40.25	$ 40.25	$ 40.25
CVR – Potential Value[8]	$ 0.00	$ 1.81	$ 4.84	$ 7.86	$ 10.88
Aggregate Consideration p.s.	$ 40.25	$ 42.06	$ 45.09	$ 48.11	$ 51.13
Premium to last close[9]	27.2%	32.9%	42.5%	52.0%	61.6%
Premium to 1-month VWAP[10]	26.3%	31.9%	41.4%	50.9%	60.4%
Premium to 3-month VWAP[11]	32.5%	38.5%	48.4%	58.4%	68.4%

A certification subcommittee will be established to oversee the resource certification for the purpose of the CVR. The subcommittee will comprise two Oil Search directors, two InterOil directors (one of whom will join the Oil Search board (see below)) and an independent chairperson. Under the MoU, both Oil Search and Total have committed to ensuring an accurate resource certification. Oil Search and Total are committed to ensuring the interim resource certification process is transparent and focused on accurately assessing the potential resource in the Elk-Antelope gas fields for the purposes of the CVR calculation and for guiding development plans for the Papua LNG Project. The CVR will be paid on the completion of the certification program, which will include the now formally approved Antelope-7 appraisal well.

InterOil shareholders will gain an interest of 14% – 21% in the combined company, depending on the level of participation by InterOil shareholders in the Cash Alternative. Following completion of the Total MoU, Oil Search plans to conduct an on-market share buyback up to a maximum value of US$770 million to reduce dilution for Oil Search shareholders, the final size of which will depend on the level of participation in the Cash Alternative by InterOil shareholders.

On implementation of the InterOil Transaction, one director of InterOil will be invited to join the Oil Search board.

The InterOil Transaction has been unanimously approved by the boards of Oil Search and InterOil, and InterOil directors unanimously recommend that InterOil shareholders approve the InterOil Transaction.

Conditions and timetable
The transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporation Act (Yukon) and will require the approval of at least 66 2/3% of the votes cast by InterOil shareholders at a special meeting expected to take place in July 2016. In connection with the transaction, the InterOil board has received a fairness opinion from Morgan Stanley.

In addition to InterOil shareholder and court approvals, the transaction is also subject to other customary conditions relating to regulatory approvals and no regulatory actions which prevent completion of the transaction. Subject to obtaining the aforementioned approvals, the transaction is expected to close in the third quarter of 2016.

Further information regarding the transaction will be included in an information circular, which is expected to be filed and mailed to InterOil shareholders in June 2016. Copies of the key transaction documents for the InterOil Transaction (being the arrangement agreement and the information circular) will be available online at www.interoil.com and www.sedar.com.

Conference call
The companies will hold conference calls for their respective shareholders to discuss the InterOil Transaction as follows.

InterOil will host a conference call on May 19, 2016, at 7:00 p.m. Eastern Time / May 20, at 7:00 a.m. Singapore Time to discuss the transaction. Details of the call are as follows:

InterOil Teleconference Details

US Dial-in International Dial-in	(800) 230-1092 +1 (612) 288-0329

A replay of the call will be available through May 26, 2016. To access the phone replay, please dial (800) 475-6701 (for US participants) and +1 (320) 365-3844 (for international participants) and enter the access code 394127. A simultaneous webcast of the call and slides summarising the terms of the merger may be accessed at www.interoil.com.

Oil Search will hold a conference call at 10:00 am Australian Eastern Standard Time on May 20, 2016, to discuss the InterOil Transaction and the Total MoU, the details of which are as follows:

Oil Search Teleconference Details:
Conference ID	1454 5292
Participant Dial-in	Toll Free: 1800 123 296 +61 2 8038 5221 (can be used if dialing from International location)
International Dial-in
Canada	1855 5616 766
China	4001 203 085
Hong Kong	800 908 865
India	1800 3010 6141
Japan	0120 477 087
New Zealand	0800 452 782
Singapore	800 616 2288
United Kingdom	0808 234 0757
United States	1855 293 1544

Advisers
Oil Search has appointed Goldman Sachs and Macquarie Capital to act as its financial advisers and Allens, McCarthy Tétrault and Linklaters LLP to act as its legal advisers in relation to the Agreements.

InterOil has appointed Morgan Stanley & Co. LLC as its lead financial adviser and to provide a fairness opinion to the board, and has also appointed Credit Suisse (Australia) Limited and UBS to act as its financial advisers, and Wachtell, Lipton, Rosen & Katz and Goodmans to act as its legal advisers in relation to the InterOil Transaction.

About InterOil
InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000km2. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

About Oil Search
Oil Search is an oil and gas exploration and development company, which was established in Papua New Guinea (PNG) in 1929. Oil Search's main asset is its 29% interest in the 6.9 MTPA PNG LNG Project, a world-scale liquefied natural gas (LNG) development operated by ExxonMobil PNG Limited. In addition to the PNG LNG Project, Oil Search has a 22.8% interest in the Papua LNG Project and interests in, and operates all of, PNG's currently producing oil fields. Approximately 20% of PNG LNG Project gas is sourced from the Oil Search-operated oil fields.

InterOil Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

InterOil Media Contacts

Singapore	Singapore	United States
Robert Millhouse	Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
M: +65 8112 5694 E: rob.millhouse@me.com	T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Oil Search Investor Contacts

Ann Diamant
General Manager, Investor Relations and Communications
T: +61 2 8207 8440 M: +61 407 483 128

Oil Search Media Contacts

Oil Search	P&L Corporate Communications	Hill+Knowlton Strategies
Ruth Waram	Ian Pemberton	Jackie Zupsic (US) / Rick Harari (Canada)
Manager – PNG Communications	Principal
M: +675 7190 6078	T: +61 2 9231 5411 M: +61 402 256 576	T: +1 (212) 885 0590 (US) M: +1 (805) 698 5060 (US)
T: +1 (416) 413 4766 (Can) M: +1 (416) 209 5755 (Can)

Legal Notice
None of the securities anticipated to be issued pursuant to the Plan of Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the Arrangement will occur. The proposed Arrangement is subject to certain approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.

Further details regarding the terms of the transaction are set out in the Arrangement Agreement and will be provided in a management information circular which will be available under the profile of InterOil Corporation at www.sedar.com.

Forward Looking Statements
This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release that are forward-looking statements. These statements are based on the current belief of InterOil and Oil Search, as well as assumptions made by, and information currently available to InterOil and Oil Search. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil and Oil Search, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits, Oil Search's agreement with Total and the ability to realize the anticipated benefits, the ability to complete either of the two transactions, either on the anticipated timeline or at all, the ability to obtain required regulatory and court approvals for the two transactions, the combined company's expected growth profile, the anticipated market capitalization of the combined company, the need to integrate the two companies and related costs, business disruptions relating from the transactions, the outcome of any legal proceeding relating to the transactions, the combined company becoming a leading exploration and production champion for Papua New Guinea, the profitability of the combined company, information or statements relating to resources, hydrocarbon volumes, well test results, the estimated timing of the LNG project, the timing and quantum of the certification payment, the costs and break-even prices and potential revenues of the LNG project, the estimated drilling times of the exploration or appraisal wells and estimated 2016 budgets and expenditures, the absence of an established market for natural gas or gas condensate in Papua New Guinea and the ability to extract and sell commercially any natural gas or gas condensate, oil and gas prices, changes in market demand for oil and gas, currency fluctuations, drilling results, field performance, the timing of well work-overs and field development, reserves depletion, fiscal and other governmental issues and approvals, and the other risk factors discussed in InterOil's and Oil Search's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and in Oil Search's annual report for the year ended December 31, 2015, as well as the risk that Oil Search and Total do not enter into definitive agreements relating to the MOU.

InterOil and Oil Search disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

[1]	Subject to receiving confirmation from ASX, the CVR will be structured as a listed debt instrument on ASX.
[2]	Based on Oil Search's 10-day VWAP, converted daily to USD using the RBA's reference AUDUSD rate, up to and including 19 May 2016, of US$5.00 per share.
[3]	Based on InterOil's 51.1MM diluted shares outstanding and US$146m in net debt as at 31 March 2016.
[4]	Pro-forma net debt based on InterOil and Oil Search net debt at 31 March 2016 and assumes Cash Alternative fully taken up by InterOil shareholders; excludes transaction costs and pre any CVR payment.
[5]	Based on Oil Search's 10-day VWAP, converted daily to USD using the RBA's reference AUDUSD rate, up to and including 19 May 2016, of US$5.00 per share.
[6]

CVR payable based on US$0.77 per mcfe on 40.127529% of 2C resource above 6.2 tcfe (gross) to reflect the relevant interest of Total's interim resource payment to InterOil (26 March 2014 Sale and Purchase Agreement between InterOil and Total).

[7]	Based on Oil Search's 10-day VWAP, converted daily to USD using the RBA's reference AUDUSD rate, up to and including 19 May 2016, of US$5.00 per share.
[8]	Represents potential future payment at given certified resource level; not discounted to present value.
[9]	Based on InterOil's closing price of US$31.65 per share as at 19 May 2016.
[10]	Based on InterOil's 1-month VWAP up to and including 19 May 2016 of US$31.88 per share.
[11]	Based on InterOil's 3-month VWAP up to and including 19 May 2016 of US$30.37 per share.